SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. - Petrobras and Subsidiaries

Consolidated Financial Statements
March 31, 2008 and 2007
with Review Report of Independent
Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Review report of independent registered public accounting firm

To the Board of Directors and Shareholders
Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras (and subsidiaries) as of March 31, 2008, the related condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the three-month periods ended March 31, 2008 and 2007. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

KPMG Auditores Independentes

Rio de Janeiro, Brazil
May 21, 2008

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2008 and December 31, 2007
Expressed in Millions of United States Dollars

	March 31, 2008	December 31, 2007

Assets	(unaudited)	(Note 1)

Current assets
Cash and cash equivalents (Note 5)	6,201	6,987
Marketable securities (Note 6)	72	267
Accounts receivable, net	7,451	6,538
Inventories (Note 7)	10,344	9,231
Deferred income taxes (Note 4)	681	498
Recoverable taxes (Note 8)	3,848	3,488
Advances to suppliers	747	683
Other current assets	1,571	1,448

	30,915	29,140

Property, plant and equipment, net	89,450	84,523

Investments in non-consolidated companies and other investments	5,187	5,112

Other assets
Accounts receivable, net	1,360	1,467
Advances to suppliers	1,904	1,658
Petroleum and alcohol account - receivable
from Federal Government (Note 9)	457	450
Government securities	685	670
Marketable securities (Note 6)	2,047	2,144
Restricted deposits for legal proceedings and guarantees (Note 16 (a))	1,008	977
Recoverable taxes (Note 8)	2,477	2,477
Deferred income taxes (Note 4)	9	15
Goodwill	314	313
Prepaid expenses	250	232
Inventories (Note 7)	54	52
Other assets	491	485

	11,056	10,940

Total assets	136,608	129,715

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
March 31, 2008 and December 31, 2007
Expressed in Millions of United States Dollars (except number of shares)

	March 31,	December 31,
	2008	2007

Liabilities and shareholders’ equity	(unaudited)	(Note 1)

Current liabilities
Trade accounts payable	8,441	7,816
Short-term debt (Note 10)	1,928	1,458
Current portion of long-term debt (Note 10)	983	1,273
Current portion of project financings (Note 12)	873	1,692
Current portion of capital lease obligations (Note 13)	219	227
Accrued interest	307	239
Income taxes payable	1,064	560
Taxes payable, other than income taxes	3,994	3,950
Deferred income taxes (Note 4)	44	7
Payroll and related charges	1,400	1,549
Dividends and interest on capital payable (Note 15)	1,195	3,220
Contingencies (Note 16 (a))	31	30
Advances from customers	265	276
Employees’ postretirement benefits obligation - Pension (Note 14 (a))	336	364
Employees’ postretirement benefits obligation - Health care (Note 14 (a))	260	259
Other payables and accruals	1,743	1,548

	23,083	24,468

Long-term liabilities
Long-term debt (Note 10)	13,951	12,148
Project financings (Note 12)	5,610	4,586
Capital lease obligations (Note 13)	489	511
Employees’ postretirement benefits obligation - Pension (Note 14 (a))	4,801	4,678
Employees’ postretirement benefits obligation - Health care (Note 14 (a))	6,883	6,639
Deferred income taxes (Note 4)	5,198	4,802
Provision for abandonment	3,547	3,462
Contingencies (Note 16 (a))	425	352
Other liabilities	558	558

	41,462	37,736

Minority interest	2,083	2,332

Shareholders’ equity
Shares authorized and issued (Note 15)
Preferred share - 2008 and 2007 - 3,700,729,396 shares (*)	8,620	8,620
Common share - 2008 and 2007 - 5,073,347,344 shares (*)	12,196	12,196
Capital reserve - fiscal incentive	888	877
Retained earnings
Appropriated	35,305	34,863
Unappropriated	10,165	6,618
Accumulated other comprehensive income
Cumulative translation adjustments	5,028	4,155
Postretirement benefit reserves adjustments net of tax (US$805 and US$795 for March 31, 2008 and
December 31, 2007, respectively) - pension cost (Note 14 (a))	(1,563)	(1,544)
Postretirement benefit reserves adjustments net of tax (US$484 and US$478 for March 31, 2008 and
December 31, 2007, respectively) - health care cost (Note 14 (a))	(939)	(928)
Unrealized gains on available-for-sale securities, net of tax	296	331
Unrecognized loss on cash flow hedge, net of tax	(16)	(9)

	69,980	65,179

Total liabilities and shareholders’ equity	136,608	129,715

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (see Note 15).

See the accompanying notes to the consolidated financial statements

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
March 31, 2008 and 2007
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Three-month periods ended March 31,

	2008	2007

Sales of products and services	33,351	23,700
Less:
Value-added and other taxes on sales and services	(5,896)	(4,427)
Contribution of intervention in the economic domain charge - CIDE	(1,113)	(873)

Net operating revenues	26,342	18,400

Cost of sales	(15,380)	(10,485)
Depreciation, depletion and amortization	(1,450)	(1,157)
Exploration, including exploratory dry holes	(380)	(302)
Selling, general and administrative expenses	(1,706)	(1,313)
Research and development expenses	(237)	(182)
Other operating expenses	(603)	(746)

Total costs and expenses	(19,756)	(14,185)

Operating income	6,586	4,215

Equity in results of non-consolidated companies	81	29
Financial income (Note 11)	441	306
Financial expenses (Note 11)	(109)	(106)
Monetary and exchange variation on monetary assets and liabilities, net (Note 11)	(53)	(337)
Employee benefit expense for non-active participants	(208)	(226)
Other taxes	(109)	(142)
Other expenses, net	-	15

	43	(461)

Income before income taxes and minority interest	6,629	3,754

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)
March 31, 2008 and 2007
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Three-month periods ended March 31,

	2008		2007

Income taxes expense (Note 4)
Current	(1,713)		(1,318)
Deferred	(348)		(110)

	(2,061)		(1,428)

Minority interest in results of consolidated subsidiaries	(67)		(167)

Net income for the period	4,501		2,159

Net income applicable to each class of shares
Common	2,603		1,248
Preferred	1,898		911

Net income for the period	4,501		2,159

Basic and diluted earnings per: (Note 15)
Common and Preferred share	0.51	(*)	0.25(*)
Common and Preferred ADS	1.02	(*)	0.50(*)

Weighted average number of shares outstanding
Common	5,073,347,344	(*)	5,073,347,344 (*)
Preferred	3,700,729,396	(*)	3,700,729,396 (*)

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008 (Note 15).

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
March 31, 2008 and 2007
Expressed in Millions of United States Dollars
(Unaudited)

	Three-month periods ended March 31,

	2008	2007

Cash flows from operating activities
Net income for the period	4,501	2,159
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation, depletion and amortization	1,450	1,157
Dry hole costs	175	50
Loss on property, plant and equipment	88	91
Minority interest in results of consolidated subsidiaries	67	167
Deferred income taxes	348	110
Accretion expense - asset retirement obligation	47	-
Foreign exchange (gain)/loss	597	224
Equity in the results of non-consolidated companies	(76)	(29)

Decrease (increase) in operating assets

Accounts receivable, net	(654)	(395)
Marketable securities	(59)	(82)
Inventories	(693)	327
Advances to suppliers	(391)	(112)
Recoverable taxes	(290)	(482)
Other	160	280

Increase (decrease) in operating liabilities
Trade accounts payable	551	(808)
Payroll and related charges	(168)	(53)
Taxes payable, other than income taxes	(9)	110
Income taxes payable	505	379
Employees’ postretirement benefits obligation - Pension	19	119
Employees’ postretirement benefits obligation - Health care	157	-
Other liabilities	(198)	251

Net cash provided by operating activities	6,127	3,463

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
March 31, 2008 and 2007
Expressed in Millions of United States Dollar
(Unaudited)

	Three-month periods ended March 31,

	2008	2007

Cash flows from investing activities
Additions to property, plant and equipment	(6,097)	(3,674)
Other	27	129

Net cash used in investing activities	(6,070)	(3,545)

Cash flows from financing activities
Short-term debt, net issuances and repayments	402	158
Proceeds from issuance and draw-down of long-term debt	2,116	428
Principal payments of long-term debt	(849)	(1,284)
Proceeds from project financings	632	747
Payments of project financings	(513)	(447)
Payment of capital lease obligations	(44)	(55)
Dividends paid to shareholders	(2,642)	(2,815)
Dividends paid to minority interests	(10)	(10)

Net cash used in financing activities	(908)	(3,278)

Increase (decrease) in cash and cash equivalents	(851)	(3,360)
Effect of exchange rate changes on cash and cash equivalents	65	339
Cash and cash equivalents at beginning of period	6,987	12,688

Cash and cash equivalents at end of period	6,201	9,667

Supplemental cash flow information:
Cash paid during the period for
Interest, net of amount capitalized	261	323
Income taxes	683	874
Withholding income tax on financial investments	109	9

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
March 31, 2008 and 2007
Expressed in Millions of United States Dollars
(Unaudited)

	Three-month periods ended March 31,

	2008	2007

Preferred shares
Balance at January 1,	8,620	7,718

Balance at March 31,	8,620	7,718

Common shares
Balance at January 1,	12,196	10,959

Balance at March 31,	12,196	10,959

Capital reserve - fiscal incentive
Balance at January 1,	877	174
Transfer from unappropriated retained earnings	11	7

Balance at March 31,	888	181

Accumulated other comprehensive loss
Cumulative translation adjustments
Balance at January 1,	4,155	(6,202)
Change in the period	873	1,964

Balance at March 31,	5,028	(4,238)

Postretirement benefit reserves adjustments, net of tax - pension cost
Balance at January 1,	(1,544)	(2,052)
Change in the period	(29)	(87)
Tax effect on the above	10	-

Balance at March 31,	(1,563)	(2,139)

Postretirement benefit reserves adjustments, net of tax - health care cost
Balance at January 1,	(928)	(987)
Change in the period	(17)	(42)
Tax effect on the above	6	-

Balance at March 31,	(939)	(1,029)

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Continued)
March 31, 2008 and 2007
Expressed in Millions of United States Dollars
(Unaudited)

	Three-month periods ended March 31,

	2008	2007

Unrecognized gains on available-for-sale securities, net of tax
Balance at January 1	331	446
Unrealized gains (losses)	(53)	39
Tax effect on above	18	(13)

Balance at March 31	296	472

Unrecognized loss on cash flow hedge, net of tax
Balance at January 1	(9)	(2)
Change in the period	(7)	-

Balance at March 31	(16)	(2)

Appropriated retained earnings
Legal reserve
Balance at January 1	4,297	3,045
Transfer from unappropriated retained earnings, net of gain or loss on translation	55	130

Balance at March 31	4,352	3,175

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Continued)
March 31, 2008 and 2007
Expressed in Millions of United States Dollars
(Unaudited)

	Three-month periods ended March 31,

	2008	2007

Undistributed earnings reserve
Balance at January 1	30,280	20,074
Transfer from unappropriated retained earnings, net of gain or loss on translation	384	858

Balance at March 31	30,664	20,932

Statutory reserve
Balance at January 1	286	585
Transfer from unappropriated retained earnings, net of gain or loss on translation	3	25

Balance at March 31	289	610

Total appropriated retained earnings	35,305	24,717

Unappropriated retained earnings
Balance at January 1	6,618	10,541
Net income for the period	4,501	2,159
Dividends paid	(501)	-
Appropriation (to) fiscal incentive reserves	(11)	(7)
Appropriation (to) reserves	(442)	(1,013)

Balance at March 31	10,165	11,680

Total shareholders' equity	69,980	48,319

Comprehensive income is comprised as follows:
Net income for the period	4,501	2,159
Cumulative translation adjustments	873	1,964
Postretirement benefit reserves adjustments, net of tax - pension cost	(19)	(87)
Postretirement benefit reserves adjustments, net of tax - health care cost	(11)	(42)
Unrealized gain on available-for-sale securities	(35)	26
Unrecognized loss on cash flow hedge	(16)	(2)

Total comprehensive income	5,293	4,018

See the accompanying notes to the consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expressed in Millions of United States Dollars
(except when specifically indicated)
(unaudited)

1. Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the consolidated financial statements for the year ended December 31, 2007 and the notes thereto.

The balance sheet at December 31, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2008.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2. Recently Adopted Accounting Standards

FASB Statement Nº 157, Fair Value Measurements (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, which became effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards.

2. Recently Adopted Accounting Standards (Continued)

FASB Statement Nº 157, Fair Value Measurements (“SFAS 157”) (Continued)

In February 2008, the FASB issued FASB Staff Position (FSP) FSP 157-2, "Effective Date of FASB Statement Nº 157", which became effective for the Company on January 1, 2008. This FSP delays the effective date of FASB Statement 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The Company implemented SFAS 157 and FSP 157-2 effective on January 1, 2008 with no material impact due to the implementation, other than additional disclosures.

SFAS 157 and FSP 157-2 requires disclosures that categorize assets and liabilities measured at fair value on a recurring basis into one of three different levels depending on the observability of the inputs applied in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting our assumptions about pricing by market participants.

The disclosure requirements of SFAS 157 and FSP 157-2 were applied to the Company’s derivative instruments and certain equity and debt securities recognized in accordance with SFAS 115.

The Company’s commodities derivatives and marketable and government securities fair values were recognized in accordance with exchanged quoted prices as the balance sheet date for identical assets in active markets, and, therefore, were classified as level 1.

The fair values of Company’s forward contracts of US dollars and cross currency swaps were calculated using observable interest rates in JPY, USD and BRL for the full term of the contracts, and, therefore, were classified as level 2.

2. Recently Adopted Accounting Standards (Continued)

FASB Statement Nº 157, Fair Value Measurements (“SFAS 157”) (Continued)

The fair value hierarchy for our financial assets and liabilities accounted for at fair value on a recurring basis at March 31, 2008, was:

	Millions of Dollars

	Level 1	Level	Level	Total

Assets
Marketable securities	2,028	-	-	2,028
Government securities	685	-	-	685
Commodity derivatives	1	-	-	1
Foreign exchange derivatives	-	38	-	38

Total assets	2,714	38	-	2,752

Liabilities
Commodity derivatives	11	-	-	11

Total liabilities	11	-	-	11

3. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from its normal course of business. Such market risks principally involve the possibility that changes in interest rates, foreign currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company maintains a corporate risk management policy that is executed under the direction of the Company’s executive officers.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

The Company may use derivative and non-derivative instruments to implement its corporate risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the possible adverse effect on the value of an asset or liability, including financial instruments that results from changes in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

a) Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility which may impact the value of certain of the Company’s obligations.

The table below provides information about our foreign exchange derivative contracts.

Foreign Currency			Fair value

		Notional	March	December 31,
Maturing in 2008		Amount	31, 2008	2007

Forwards
Sell USD/Pay BRL		129	-	2
Average Contractual Exchange
rate	1.8	-	-	-

Total		129	-	2

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

a) Foreign currency risk management (Continued)

Cash flow hedge

In September, 2006, PifCo entered into cross currency swap under which it swaps principal and interest payments on Yen denominated funding into U.S. dollar amounts. The assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective.

Cross Currency Swaps			Fair value

		Notional
		Amount	March 31,	December 31,
Maturing in 2016		(Million Yen)	2008	2007

Fixed to fixed		35,000
Average Pay Rate (USD)	5.69%		37	3
Average Receive Rate
(JPY)	2.15%

Total		35,000	37	3

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Commodity price risk management

Petroleum and oil products

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities are primarily undertaking through the uses of future contracts traded on stock exchanges; and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges for anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatility of such prices.

The Company’s exposure from these contracts is limited to the difference between the contract value and market value on the volumes contracted. Crude oil future contracts are marked-to-market and related gains and losses are recognized in currently period earnings, irrespective of when the physical crude sales occur. For the three-month periods ended March 31, 2008 and 2007, the Company entered into commodity derivative transactions for 60.1% and 41.2%, respectively, of its total import and export trade volumes.

3. Derivative Instruments, Hedging and Risk Management Activities (Continued)

b) Commodity price risk management (Continued)

The open positions in the futures market, compared to spot market value, resulted in recognized gains of US$3 and losses of US$22 during the three-month periods ended March 31, 2008 and 2007, respectively.

c) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and to a lesser extent, its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP) as fixed by the National Monetary Counsel. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

4. Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutory enacted tax rates for income tax and social contribution have been 25% and 9%, respectively for the three-month periods ended March 31, 2008 and 2007.

The Company’s taxable income is substantially generated in Brazil and is therefore subject to the Brazilian statutory tax rate.

4. Income Taxes (Continued)

The following table reconciles the tax calculated based upon the Brazilian statutory tax rate of 34% to the income tax expense recorded in these consolidated statements of income.

	Three-month
	periods ended
	March, 31

	2008	2007

Income before income taxes and minority interest
Brazil	6,475	3,822
International	154	(68)

	6,629	3,754

Tax expense at statutory rates - (34%)	(2,254)	(1,276)
Adjustments to derive effective tax rate:
Non-deductible postretirement and health-benefits	(47)	(72)
Tax incentive (1)	162	6
Other	78	(86)

Income tax expense per consolidated statement of income	(2,061)	(1,428)

(1)
On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras' right to deduct certain tax incentives from income tax payable, covering the tax years of 2006 until 2015, and Petrobras recognized a tax benefit in the amount of US$162 related to these incentives in the Northeast, within the region covered by the Northeast Development Agency (ADENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities and these have been accounted for under the flow through method. Up to March 31, 2008 this incentive amounted to US$669.

4. Income Taxes (Continued)

The following table shows a breakdown between domestic and international income tax benefit (expense) attributable to income from continuing operations:

	Three-month periods
	ended March, 31

	2008	2007

Income tax expense per consolidated statement of
income:
Brazil
Current	(1,634)	(1,277)
Deferred	(376)	(115)

	(2,010)	(1,392)

International
Current	(79)	(41)
Deferred	28	5

	(51)	(36)

	(2,061)	(1,428)

4. Income Taxes (Continued)

The major components of the deferred income tax accounts in the consolidated balance sheet are as follows:

	March 31,	December 31,
	2008	2007

Current assets	680	498
Current liabilities	(43)	(7)

Net current deferred tax assets	637	491

	March 31,	December 31,
	2008	2007

Non-current assets
Employees’ postretirement benefits, net of Accumulated
postretirement benefit reserves adjustments	2,126	2,065
Tax loss carryforwards	457	335
Other temporary differences, not significant
individually	560	600
Valuation allowance	(321)	(373)

	2,822	2,627

Non-current liabilities
Capitalized exploration and development costs	(6,074)	(5,810)
Property, plant and equipment	(1,428)	(1,494)
Other temporary differences, not significant
individually	(509)	(110)

	(8,011)	(7,414)

Net non-current deferred tax liabilities	(5,189)	(4,787)

Non-current deferred tax assets	9	15

Non-current deferred tax liabilities	(5,198)	(4,802)
Net deferred tax liabilities	(4,552)	(4,296)

4. Income Taxes (Continued)

The Company and its subsidiaries file income tax returns in Brazil and in many foreign jurisdictions. These tax returns are open to examination by the respective tax authorities in accordance with each local legislation.

As of and for the three-month period ended March 31, 2008, the Company did not have any unrecognized tax benefits. Additionally, the Company does not expect that the amount of the unrecognized tax benefits will change significantly within the next twelve months.

5. Cash and Cash Equivalents

	March 31,	December 31,
	2008	2007

Cash	940	1,241
Investments - Brazilian reais (1)	2,138	2,279
Investments - U.S. dollars (2)	3,123	3,467

	6,201	6,987

(1) Comprised primarily federal public bonds with immediate liquidity and the securities are tied to the American dollar quotation or to the remuneration of the Interbank Deposits - DI.

(2) Comprised primarily by Time Deposit and securities with fixed income.

6. Marketable Securities

	March 31,	December 31,
	2008	2007

Marketable securities classification:
Available-for-sale	1,950	2,036
Trading	72	127
Held-to-maturity	97	248

	2,119	2,411

Less: Current portion of marketable securities	(72)	(267)

Long-term portion of marketable securities	2,047	2,144

6. Marketable Securities (Continued)

Marketable securities are comprised primarily of amounts that the Company has invested in an exclusive fund, excluding the Company’s own securities, which are considered repurchased. The exclusive fund is consolidated, and the equity and debt securities within the portfolio are classified as trading or available-for-sale under SFAS 115 based on management’s intent. Trading securities are principally Brazilian bonds, which are bought and sold frequently with the objective of making short-term-profits on market price changes. Available-for-sale securities are, principally, LCN (Credit Liquid Note) agreements and certain other bonds for which the Company does not have current expectations to trade actively. Trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements. Available-for-sale securities are presented as “Other assets”, as they are not expected to be sold or liquidated within the next twelve months.

As of March 31, 2008 Petrobras had a balance of US$1,950 linked to B Series National Treasury Notes, which are accounted for as available-for-sale securities in accordance with SFAS 115. The B Series National Treasury Notes may be used in the future to guarantee future long term agreements entered into with Petros, Petrobras’ pension plan (see Note 14 (b)). The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). The due dates of these notes are 2024 and 2035 and interest coupons will be paid at half-yearly intervals based on the set rates for buy transactions and range from 6.12% to 7.20% p.a.

Bank and corporate securities have maturity dates until 2014 and an interest yield of 8.50% p.a.

The B certificates, which were received by Brasoil on account of the sale of platforms in 2000 and 2001, have semi-annual maturity dates until 2011 and yield interest equivalent to the Libor rate plus 2.5% p.a. to 4.25% p.a.

7. Inventories

	March 31,	December 31,
	2008	2007

Products
Oil products	3,575	2,493
Fuel alcohol	185	181

	3,760	2,674

Raw materials, mainly crude oil	4,661	4,818
Materials and supplies	1,730	1,681
Other	247	110

	10,398	9,283

Current inventories	10,344	9,231

Long-term inventories	54	52

8. Recoverable Taxes

Recoverable taxes consisted of the following:

	March 31,	December 31,
	2008	2007

Local:
Domestic value-added tax (ICMS) (1)	2,341	2,173
Income tax and social contribution	469	527
PASEP/COFINS (2)	2,982	2,772
Foreign value-added tax (IVA)	238	243
Other recoverable taxes	295	250

	6,325	5,965

Less: Long-term recoverable taxes	(2,477)	(2,477)

Current recoverable taxes	3,848	3,488

(1)	Domestic value-added sales tax is composed of credits generated by commercial operations and by the acquisition of property, plant and equipment and can be offset with taxes of the same nature.

(2)	Composed of credits arising from non-cumulative collection of PASEP and COFINS, which can be compensated with other federal taxes payable.

The income tax and social contribution recoverables will be offset against future income tax payables.

Petrobras plans to fully recover these taxes, and as such, no allowance has been provided.

9. Petroleum and Alcohol Account - Receivable from Federal Government

The following summarizes the changes in the Petroleum and Alcohol account for the three-month period ended March 31, 2008:

Three-month
period ended
March 31,
2008

Opening balance	450
Financial income	1
Translation gain	6

Ending balance	457

The Petroleum and Alcohol account arose in periods previous to December 31, 2002 as a result of regulation in the fuels market. The Federal Government has certified the balance and placed a portion of the amount (US$53) in a restricted use account.

In order to conclude the settlement of accounts with the Federal Goverment, pursuant to Provisional Measure nº 2,181, of August 24, 2001, and after providing all the information required by the National Treasury Office - STN, Petrobras is seeking to settle all the remaining disputes between the parties.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account, with any other amount owed by Petrobras to the Federal Government, including taxes; or (3) by a combination of the above options.

10. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	March 31,	December 31,
	2008	2007

Imports - oil and equipment	-	5
Working capital	1,928	1,453

	1,928	1,458

The weighted average annual interest rates on outstanding short-term borrowings were 4.77% and 4.71% at March 31, 2008 and December 31, 2007, respectively.

b) Long-term debt

• Composition

	March 31,	December 31,
	2008	2007

Foreign currency
Notes	5,240	4,140
Financial institutions	3,738	4,256
Sale of future receivables	150	615
Suppliers’ credits	1,968	1,325
Assets related to export program to be offset against sales of
future receivables	(150)	(150)

	10,946	10,186

Local currency
National Economic and Social Development
Bank - BNDES (state-owned company)	987	607
Debentures:
BNDES (state-owned company)	267	709
Other banks	1,472	1,419
Other	1,262	500

	3,988	3,235

Total	14,934	13,421
Current portion of long-term debt	(983)	(1,273)

	13,951	12,148

10. Financings (Continued)

b) Long-term debt (Continued)

• Composition of foreign currency denominated debt by currency

	March 31,	December
	2008	31, 2007

Currency
United States dollars	10,199	9,439
Japanese Yen	651	598
Euro	96	85
Other	-	64

	10,946	10,186

• Maturities of the principal of long-term debt

The long-term portion at March 31, 2008 becomes due in the following years:

2009	1,067
2010	2,574
2011	1,707
2012	1,860
2013	1,176
2014 and thereafter	5,567

13,951

10. Financings (Continued)

b) Long-term debt (Continued)

• Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	March 31,	December 31,
	2008	2007

Foreign currency
6% or less	5,356	4,280
Over 6% to 8%	2,976	3,285
Over 8% to 10%	2,488	2,410
Over 10% to 12%	106	125
Over 12% to 15%	20	86

	10,946	10,186

Local currency
6% or less	47	469
Over 6% to 8%	378	-
Over 8% to 10%	963	995
Over 10% to 12%	148	49
Over 12% to 15%	2,452	1,722

	3,988	3,235

	14,934	13,421

10. Financings (Continued)

b) Long-term debt (Continued)

Global Notes - PifCo

The subsidiary Petrobras International Finance Company - PifCo made a note exchange offer, with the transaction being settled on February 07, 2007. PifCo consequently received and accepted offers to the amount of US$399 (face value). The old securities received under the exchange were cancelled on the same date and as a result PifCo issued new securities on the transaction settlement date maturing in 2016 with a coupon of 6.125% p.a. to the amount of US$399. The securities constitute a single, fungible issuance with the US$500 issued on October 06, 2006, amounting to US$899 in securities issued with maturity in 2016.

On January 11, 2008, PifCo issued Senior Global Notes of US$750 that constitute a single issue fungible with the US$1,000 launched on November 1, 2007, amounting to US$ 1,750 in issued bonds due on March 1, 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and to reduce the cost of capital.

10. Financings (Continued)

b) Long-term debt (Continued)

Notes - Pesa

On May 07, 2007, Petrobras Energia S.A. (Pesa), a company indirectly controlled by Petrobras, issued notes amounting to US$300 with a term of 10 years and 5.875% interest p.a. Interest will be paid semiannually and the principal will be paid in a single installment at maturity. The issuance was made both in the Argentinean and in the International market.

Loan to Petrobras Netherlands BV (PNBV)

On September 12, 2007 the subsidiary Petrobras Netherlands BV (PNBV) signed a loan agreement with Banco Bilbao Vizcaya Argentaria (BBVA) for the amount of US$200, with interest of 5.94% p.a. and a term of four years.

In addition, PNBV contracted a line of credit with Banco Santander Overseas Bank, Inc. - SANTANDER for up to US$300. The term is for one year and may be extended for up to two years in the full amount, and partially, for the full term of six years. The rate of interest charged is 5.30% p.a..

On January 02, 2008 the subsidiary Petrobras Netherlands BV (PNBV) signed an offshore loan agreement with Société Générale for the amount of US$85, with interest of 5,10% p.a. and a term of five years.

In addition, on January 24, 2008, PNBV signed an offshore trade-related loan agreement with Banco Bilbao Vizcaya Argentaria S.A. for the amount of US$100, with interest of 3,96% p.a. and a term of four years.

These funds were used in full settlement of the intercompany loans with Braspetro Oil Services Company (Brasoil), in the amount of US$185.

10. Financings (Continued)

b) Long-term debt (Continued)

Platform P-56 construction project

On October 30, 2007, Petrobras signed an agreement with FSTP Consortium (Keppel Fels and Technip) for the construction of the P-56 semi-submersible platform to allow production to be anticipated at Module 3 of the Marlim Sul field, worth approximately US$1,200, including the platform’s engineering, supply, construction and assembly (hull and process plant) services. The construction work will involve two other agreements, that were signed on October 31, 2007, one being for the provision and supply of the gas compression modules, worth US$141, with Nuovo Pignone S.p.A., and the other for the provision, assembly, operation, and maintenance of the power modules, worth US$140, with Rolls-Royce Energy Systems Inc. and UTC Engenharia S.A.

The platform is dimensioned to operate for 25 years.

This production unit is expected to start its commercial operations on the second semester of 2011 and to contribute to Petrobras reaching the oil and gas production goals specified in the Company’s Strategic Plan.

Credit facility agreement to finance exports

On October 03, 2007, Petrobras contracted a credit facility of US$282 with the Banco do Brasil. The transaction was ensured by an Export Credit Note (NCE), the sole purpose of which is to increase Petrobras’ exports of ethanol, in light of the future prospects for growth of biofuel business, as highlighted in the Company’s strategic plan.

This transaction marks the return of Petrobras to credit facility contracting in the local market and was negotiated with the following terms:

10. Financings (Continued)

b) Long-term debt (Continued)

  Term: 2 years, with settlement of the principal and interest at the end of the term;

  Interest rate: 96.2% of the CDI;

  Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

  Exemption of IOF tax; and

  Waiver of guarantees.

On March 17 and 26, 2008, Petrobras contracted a credit facility of US$435 and US$289 with the Banco do Brasil. The transaction was ensured by an Export Credit Note - NCE, the sole purpose of which is to increase Petrobras’ exports of ethanol, in light of the future prospects for growth of biofuel business, as highlighted in the Company’s strategic plan and was negotiated with the following terms:

  Term: 2 years and 3 years, with settlement of the principal and interest at the end of the term;

  Interest rate: 95% of the CDI;

  Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

  Exemption of IOF tax on presentation of proof of the export operations; and

  Waiver of guarantees.

11. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the three-month periods ended March 31, 2008 and 2007 are shown as follows:

	Three-month periods ended
	March 31,

	2008	2007

Financial expenses
Loans and financings	(257)	(279)
Capitalized interest	390	287
Project financings	(158)	(67)
Leasing	(12)	(22)
Losses on derivative instruments	(6)	(12)
Repurchased securities losses	(9)	-
Other	(57)	(13)

	(109)	(106)
Financial income
Investments	313	133
(Loss)/ Gain on hedge transactions	58	38
Clients	42	28
Government securities	13	11
Advances to suppliers	6	6
Other	9	90

	441	306

Monetary and exchange variation on monetary assets
and liabilities, net	(53)	(337)

	279	(137)

12. Project Financings

The Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The special purpose entities associated with the project finance projects are consolidated based on FIN 46(R) and the project financing obligation represents the debt of the consolidated SPEs with the third-party lender.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at March 31, 2008 and December 31, 2007:

	March	December
	31, 2008	31, 2007

Transportadora Gasene	1,595	1,212
Barracuda/Caratinga	903	1,004
Companhia Locadora de Equipamentos Petrolíferos - CLEP (1)	856	859
Codajás (2)	838	1,008
PDET Offshore S.A.	834	889
Charter Development - CDC (3)	782	760
Cia. de Desenvolvimento e Modernização de Plantas
Industriais - CDMPI	663	510
Cabiúnas	579	666
Nova Marlim	101	95
Nova Transportadora do Sudeste - NTS	62	61
Nova Transportadora do Nordeste - NTN	17	19
Other	109	51
Repurchased securities (1)	(856)	(856)

	6,483	6,278

Current portion of project financings	(873)	(1,692)

	5,610	4,586

(1)	At March 31, 2008 and December 31, 2007, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the Petrobras group companies and some of the SPEs that the Company consolidates according to FIN 46(R), in the total amount of US$856. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings.
(2)	Codajás consolidates Transportadora Urucu - Manaus S.A. which is responsible for the Amazonia Project.
(3)	Charter Development - CDC is responsible for Marlim Leste (P-53 project).

12. Project Financings (Continued)

The Company has received certain advances amounting to US$325 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At March 31, 2008, the long-term portion of project financings becomes due in the following years:

2009	1,876
2010	1,755
2011	936
2012	160
2013	160
2014 and thereafter	723

5,610

13. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At March 31, 2008, assets under capital leases had a net book value of US$678 (US$875 at December 31, 2007).

The following is a schedule by year of the future minimum lease payments at March 31, 2008:

2008	223
2009	247
2010	195
2011	84
2012	30
2013	5
2014 and thereafter	18

Estimated future lease payments	802

Less amount representing interest at 6.2% to 12.0% annual	(94)

Present value of minimum lease payments	708
Less current portion of capital lease obligations	(219)

Long-term portion of capital lease obligations	489

14. Employees’ Postretirement Benefits and Other Benefits

(a) Employees’ postretirement benefits balances

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In 2007, the Company made contributions of US$499 to pension and health care plans.

The balances related to Employees’ Postretirement Benefits are represented as follows:

	As of

	March 31, 2008		December 31, 2007

		Health		Health
	Pension	care	Pension	Care
	benefits	benefits	benefits	Benefits

Current liabilities
Defined-benefit plan	233	260	230	259
Variable Contribution plan	103	-	134	-

Employees’.postretirement projected benefits
obligation	336	260	364	259

Long-term liabilities
Defined-benefit plan	4,801	6,883	4,678	6,639
Variable Contribution plan	-	-	-	-

Employees’ postretirement projected benefits
obligation	4,801	6,883	4,678	6,639

	5,137	7,143	5,042	6,898

Shareholder’s equity - Accumulated other
comprehensive income
Defined-benefit plan	2,204	1,423	2,177	1,406
Variable Contribution plan	164	-	162	-
Tax effect	(805)	(484)	(795)	(478)

Net balance recorded in shareholders’ equity	1,563	939	1,544	928

14. Employees’ Postretirement Benefits and Other Benefits (Continued)

(b) Funded status of the plans

Net periodic benefit cost includes the following components:

	As of March 31,

	2008			2007

				Pension
	Pension Plans		Health	Plan	Health

	Defined	Variable	care	Defined	care
	benefits	contribution	benefits	benefits	benefits

Service cost-benefits earned during the period	64	23	28	50	23
Interest cost on projected benefit obligation	595	6	177	460	146
Expected return on plan assets	(488)	(5)	-	(338)	-
Amortization of net actuarial loss	1	-	15	41	19
Amortization of prior service cost	15	2	1	-	17

	187	26	221	213	205

Employees’ contributions	(52)	(15)	-	(38)	-

Net periodic benefit cost	135	11	221	175	205

The Company has been evaluating and negotiating alternatives and arrangements for the settlement of actuarial deficits of Petros Plan.

On April 19, 2006, the Company, aiming to achieve an agreement regarding its Supplementary Pension Plan, presented to employee participants and retirees a proposal to bring equilibrium to the actual Petros Plan and to implement a new plan, denominated Petros Plan 2.

Execution of the proposal presented by the Company’s Executive Board was subject to a number of conditions, including the renegotiation of the Petros Plan Regulations, in relation to the means of readjusting the benefits and pensions, considering a significant rate of individual accession of employees and dependants.

14. Employees’ Postretirement Benefits and Other Benefits (Continued)

(b) Funded status of the plans (Continued)

The target for the minimum accession number to the renegotiation was set at 2/3 (two-thirds) of the members and the final deadline for them to make their choice was February 28, 2007. The target was met and the proposal submitted by the Company became effective, which changed two conditions of the plan: i) salary increases of active employees will no longer be passed to retired employees, who will be entitled to inflation indexation (IPCA); and ii) eventual decreases in pensions provided by the governmental plan will no longer be absorbed by Petros Plan.

In return for accepting the renegotiation, the participants, retired members and pensioners received the financial incentive of US$523 that was recorded as component of “Other operating expenses”.

On August 17, 2007, the Company’s Executive Board approved changes in Petros Plan regulations in relation to the agreement presented on April 19, 2006, which will not materially affect the projected benefit obligation. Also, the Executive Board approved changes in the Plan regulations to include the assumptions related to the two judicial proceedings taken by some participants against Petros, which are: i) the lowering of age for employees who joined Petrobras in 1978/1979 and; ii) same coverage of governmental pension for widows, that increased “Employees’ postretirement benefit obligations - Pension” in the amount of US$443 and “Accumulated other comprehensive income, Postretirement benefit reserves adjustments, net of tax - pension cost”, in the amount of US$314.

On September 12, 2007 Petrobras and the subsidiaries sponsoring the Petros Plan, trade union organizations and Petros signed an Agreement that will cover commitments with pension plans in the amount of US$2,380, which will be paid in installments over the next 20 years, as previously agreed during the renegotiation process, also providing guarantees to such amount, which is already accrued in the consolidated financial statements.

As of March 31, 2008, Petrobras had a balance of US$1,950 linked to B Series National Treasury Notes, classified as non-current asset, which may be used in the future as a guarantee for the above mentioned Settlement Agreement (see Note 6).

14. Employees’ Postretirement Benefits and Other Benefits (Continued)

New benefit plan (Petros Plan 2)

On June 22, 2007, the Supplementary Pensions Office approved the introduction of a new supplementary pension plan called Petros Plan 2 to the new employees as well as those who have joined the Company after September 2002 and had no Pension Plan.

This Plan was formulated according to the Variable Contribution - VC, or mixed model, with the resources capitalized through particular accounts, retirement pensions established according to the account balances, in addition to the coverage for social security risks (disability and mortality before retirement) and the benefit payment options in case of perpetual assistance system, with estimated pension reversal for dependents after the death of the holder, or the quotas receiving regiment, for an unlimited period, in addition to the guarantee of a minimum benefit.

Petrobras and the other sponsors will fully assume the contributions corresponding to the period in which the new participants had no plan. This past service shall consider the period from August 2002 or the date of admission up to August 29, 2007.

The disbursements will be conducted over the first months for contributions up to the total months the participant had no plan, and shall cover the portion relating to the participants and sponsor.

15. Shareholders’ Equity

The Company’s subscribed and fully paid-in capital at March 31, 2008 and at December 31, 2007 consisted of 5,073,347,344 common shares and 3,700,729,396 preferred shares as retroactively restated for the stock split discussed below. The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred shares have priority in the receipt of dividends and return of capital.

The Extraordinary General Meeting held on March 24, 2008, decided to effect a split of each Company’s share into two, resulting: (a) in a free distribution of 1 (one) new share of the same type for each original share and based on the shareholding structure at April 25, 2008; (b) in a free distribution of 1 (one) new American Depository Shares (ADS) of the same type for each original ADS and based on the shareholding structure at April 25, 2008. At the same date, an amendment to article 4 of the Company’s by-laws to cause capital be divided into 8,774,076,740 shares, of which 5,073,347,344 are common shares and 3,700,729,396 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from April 25, 2008. The relation between the ADS and shares of each class remains of 2 (two) shares for one ADS. All share, ADS, per share and per ADS information in the accompanying financial statements and notes have been adjusted to reflect the result of the share split.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

On May 11, 2007, the Board of Directors approved the change in the ratio of underlying shares issued in the Company’s name and the ADS’s from 4 (four) shares for each ADS to 2 (two) shares for each ADS. The purpose of this change in the ratio between the shares and ADS’s is to facilitate the purchase of ADS’s on the New York Stock Exchange - NYSE by small investors, consequently broadening the Company’s shareholder base. This decision also reflects Petrobras’ confidence in its future results. This change came into effect on July 2, 2007. All per ADS information in the accompanying financial statements and notes has been adjusted to reflect the result of the change in the ratio of underlying shares issued in the Company’s name and the ADS’s.

The Extraordinary General Meeting, held together with the Ordinary General Meeting on April 4, 2008, approved the increase of the Company’s capital from US$24,623 (R$52,644 million) to US$45,147 (R$78,967 million), through the capitalization of part of retained earnings accrued during previous financial years in the amount of US$ 14,466 (R$25,302 million) and part of the capital reserves, in the amount of US$583 (R$1,020 million), consisting of US$97 (R$169 million) of the Merchant Navy AFRMM subsidy reserve and US$486 (R$851 million) from the tax incentives reserve, and without issuing any new shares, in accordance with article 169, paragraph 1 of Law Nº 6404/76.

15. Shareholders’ Equity (Continued)

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 2, 2007, the shareholders of Petrobras approved an increase in the Company’s capital to US$24,623 (R$52,644) through the capitalization of revenue reserves accrued during previous financial years, in the amount of US$1,647 (R$3,372), and of statutory reserve, in the amount of US$492 (R$1,008), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law Nº 6.404/76.

On April 04, 2008, the Ordinary General Meeting approved dividends referring to the year ended December 31, 2007, in the amount of US$3,715, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), include interest on capital, already approved by the Board of Directors. The dividends are monetarily restated in accordance with the SELIC rate variation as from December 31, 2007 to the initial date of payment. The dividends and interest on shareholder’s equity are being distributed as follows:

Approval date by	Shareholding	Amount	Initial date of
the Board of	position date	paid - US$	payment
Directors		million

July 25, 2007	August 17, 2007	1,238	January 23, 2008
September 21, 2007	October 5, 2007	1,238	March 31, 2008
December 27, 2007	January 11, 2008	744	April 30, 2008
March 3, 2008	April 4, 2008	495	By June 3, 2008

		3,715

These amounts have already been accrued in the consolidated financial statements as of March 31, 2008, which represents less than the minimum obligation related to the dividend required by the Company’s by-laws.

Interest on shareholders’ equity is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law N° 9.249/95.

Interest on shareholders’ equity was included with the proposed dividend for the year, as established in the Company’s By-laws.

15. Shareholders’ Equity (Continued)

Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month periods ended
	March 31,

	2008		2007

Net income for the period	4,501		2,159
Less priority preferred share dividends	(876)		(809)
Less common shares dividends, up to the priority
preferred shares dividends on a per-share basis	(1,201)		(1,109)

Remaining net income to be equally allocated to
common and preferred shares	2,424		241

Weighted average number of shares outstanding:
Common	5,073,347,344	(*)	5,073,347,344	(*)
Preferred	3,700,729,396	(*)	3,700,729,396	(*)

Basic and diluted earnings per:
Common and preferred share	0.51		0.25	(*)
Common and preferred ADS	1.02		0.50	(*)

(*) Considers effect of 2 for 1 stock split that occurred on April 25, 2008.

16. Commitments and Contingencies

Petrobras is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily predictable.

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable.

At March 31, 2008 and December 31, 2007, the respective amounts accrued by type of claims are as follows:

	March 31,	December 31,
	2008	2007

Labor claims	57	58
Tax claims	148	149
Civil claims	235	155
Commercials claims and other contingencies	16	20

Total	456	382

Current contingencies	(31)	(30)

Long-term contingencies	425	352

As of March 31, 2008 and December 31, 2007, in accordance with Brazilian law, the Company had paid US$1,008 and US$977, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

16. Commitments and Contingencies (Continued)

b) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Company’s management considers that any expenses incurred to correct or mitigate possible environmental impacts should not have a significant effect on operations or cash flows.

17. Segment Information

The following presents the Company’s assets by segment:

	As of March 31, 2008

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	3,874	14,986	3,067	2,217	2,991	9,713	(5,933)	30,915

Cash and cash equivalents	-	-	-	-	-	6,201	-	6,201
Other current assets	3,874	14,986	3,067	2,217	2,991	3,512	(5,933)	24,714

Investments in non-consolidated
companies and other							-
investments	116	2,563	514	1,346	434	214		5,187

Property, plant and equipment,
net	51,196	15,613	11,343	8,092	1,872	1,518	(184)	89,450

Non current assets	1,382	627	1,715	630	340	6,765	(403)	11,056

Petroleum and Alcohol
account	-	-	-	-	-	457	-	457
Government securities	-	-	-	-	-	685	-	685
Other assets	1,382	627	1,715	630	340	5,623	(403)	9,914

Total assets	56,568	33,789	16,639	12,285	5,637	18,210	(6,520)	136,608

17. Segment Information (Continued)

	As of March 31, 2008

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	898	1,244	200	143	178	(446)	2,217

Cash and cash equivalents	-	-	-	-	-	-	-
Other current assets	898	1,244	200	143	178	(446)	2,217
Investments in non-consolidated
companies and other
investments	927	38	344	18	19	-	1,346

Property, plant and equipment,
net	6,604	1,117	209	183	156	(177)	8,092

Non current assets	573	287	71	15	1,370	(1,686)	630

Other assets	573	287	71	15	1,370	(1,686)	630

Total assets	9,002	2,686	824	359	1,723	(2,309)	12,285

17. Segment Information (Continued)

	As of December 31, 2007

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	3,180	13,725	2,864	2,184	2,848	10,710	(6,371)	29,140

Cash and cash equivalents	-	-	-	-	-	6,987	-	6,987
Other current assets	3,180	13,725	2,864	2,184	2,848	3,723	(6,371)	22,153

Investments in non-consolidated
companies and other investments	85	2,348	550	1,278	640	211	-	5,112

Property, plant and equipment, net	48,529	14,480	10,615	7,596	1,838	1,475	(10)	84,523

Non current assets	1,381	665	1,507	659	326	6,741	(339)	10,940

Petroleum and Alcohol account	-	-	-	-	-	450	-	450
Government securities	-	-	-	-	-	670	-	670
Other assets	1,381	665	1,507	659	326	5,621	(339)	9,820

Total assets	53,175	31,218	15,536	11,717	5,652	19,137	(6,720)	129,715

17. Segment Information (Continued)

	As of December 31, 2007

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	843	1,113	157	197	217	(343)	2,184

Other current assets	843	1,113	157	197	217	(343)	2,184
Investments in non-consolidated companies
and other investments	889	39	309	21	20	-	1,278

Property, plant and equipment, net	6,100	1,070	219	182	149	(124)	7,596

Non current assets	505	292	68	14	1,017	(1,237)	659

Other assets	505	292	68	14	1,017	(1,237)	659

Total assets	8,337	2,514	753	414	1,403	(1,704)	11,717

17. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Three-month period ended March 31, 2008

	Exploration			International
	and		Gas and	(see
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	158	15,567	1,643	1,905	7,069	-	-	26,342
Inter-segment net operating revenues	14,176	5,933	224	204	115	-	(20,652)	-

Net operating revenues	14,334	21,500	1,867	2,109	7,184	-	(20,652)	26,342

Cost of sales	(4,637)	(21,124)	(1,717)	(1,567)	(6,552)	-	20,217	(15,380)
Depreciation, depletion and amortization	(828)	(277)	(90)	(129)	(52)	(74)	-	(1,450)
Exploration, including exploratory dry holes	(296)	-	-	(84)	-	-	-	(380)
Selling, general and administrative expenses	(81)	(583)	(139)	(167)	(325)	(442)	31	(1,706)
Research and development expenses	(122)	(47)	(18)	(1)	(2)	(47)	-	(237)
Other operating expenses	(2)	(75)	(280)	(67)	25	(204)	-	(603)

Costs and expenses	(5,966)	(22,106)	(2,244)	(2,015)	(6,906)	(767)	20,248	(19,756)

Equity in results of non-consolidated
companies	(1)	-	10	71	-	1	-	81
Financial income (expenses), net	-	-	-	-	-	279	-	279
Employee benefit expense	-	-	-	-	-	(208)	-	(208)
Other taxes	(19)	(18)	(16)	(12)	(5)	(39)	-	(109)
Other expenses, net	(4)	(2)	-	1	-	5	-	-

Income (loss) before income taxes and
minority interest	8,344	(626)	(383)	154	273	(729)	(404)	6,629

Income tax benefits (expense)	(2,837)	213	133	(51)	(93)	437	137	(2,061)

Minority interest in results of consolidated
subsidiaries	(57)	17	-	(59)	-	32	-	(67)

Net income (loss) for the period	5,450	(396)	(250)	44	180	(260)	(267)	4,501

17. Segment Information (Continued)

	Three-month period ended March 31, 2008

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	277	932	107	588	1	-	1,905
Inter-segment net operating revenues	359	375	12	9	-	(551)	204

Net operating revenues	636	1,307	119	597	1	(551)	2,109

Cost of sales	(180)	(1,260)	(70)	(586)	(1)	530	(1,567)
Depreciation, depletion and amortization	(95)	(21)	(3)	(6)	(4)	-	(129)
Exploration, including exploratory dry holes	(84)	-	-	-	-	-	(84)
Selling, general and administrative expenses	(44)	(34)	(6)	(29)	(54)	-	(167)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(84)	6	10	1	-	-	(67)

Costs and expenses	(487)	(1,309)	(69)	(620)	(60)	530	(2,015)

Equity in results of non-consolidated companies	38	(3)	5	-	31	-	71
Other taxes	(2)	-	-	(1)	(9)	-	(12)
Other expenses, net	-	-	1	-	-	-	1

Income (loss) before income taxes and minority interest	185	(5)	56	(24)	(37)	(21)	154

Income tax benefits (expense)	(71)	14	(1)	(1)	8	-	(51)

Minority interest in results of consolidated subsidiaries	(43)	7	(14)	7	(16)	-	(59)

Net income (loss) for the period	71	16	41	(18)	(45)	(21)	44

17. Segment Information (Continued)

			Three-month period ended March 31, 2007

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	804	10,294	680	1,866	4,756	-	-	18,400
Inter-segment net operating revenues	7,258	3,820	260	294	101	-	(11,733)	-

Net operating revenues	8,062	14,114	940	2,160	4,857	-	(11,733)	18,400

Cost of sales	(3,276)	(11,919)	(830)	(1,697)	(4,399)	-	11,636	(10,485)
Depreciation, depletion and amortization	(667)	(228)	(75)	(111)	(29)	(47)	-	(1,157)
Exploration, including exploratory dry holes	(97)	-	-	(205)	-	-	-	(302)
Selling, general and administrative expenses	(79)	(392)	(112)	(167)	(244)	(338)	19	(1,313)
Research and development expenses	(89)	(34)	(19)	-	(1)	(39)	-	(182)
Other operating expenses	(107)	(106)	(37)	(62)	(17)	(417)	-	(746)

Costs and expenses	(4,315)	(12,679)	(1,073)	(2,242)	(4,690)	(841)	11,655	(14,185)

Equity in results of non-consolidated companies	-	1	12	16	-	-	-	29
Financial income (expenses), net	-	-	-	-	-	(137)	-	(137)
Employee benefit expense	-	-	-	-	-	(226)	-	(226)
Other taxes	(9)	(20)	(11)	(12)	(24)	(66)	-	(142)
Other expenses, net	6	3	(1)	10	(2)	(1)	-	15

Income (loss) before income taxes and
minority interest	3,744	1,419	(133)	(68)	141	(1,271)	(78)	3,754

Income tax benefits (expense)	(1,273)	(480)	49	(36)	(48)	333	27	(1,428)

Minority interest in results of consolidated
subsidiaries	(60)	(4)	(61)	(33)	3	(12)	-	(167)

Net income (loss) for the period	2,411	935	(145)	(137)	96	(950)	(51)	2,159

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras’ employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

17. Segment Information (Continued)

	Three-month period ended March 31, 2008

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	138	1,117	174	430	8	(1)	1,866
Inter-segment net operating revenues	446	344	14	3	-	(513)	294

Net operating revenues	584	1,461	188	433	8	(514)	2,160

Cost of sales	(255)	(1,421)	(148)	(393)	(8)	528	(1,697)
Depreciation, depletion and amortization	(81)	(18)	(4)	(5)	(3)	-	(111)
Exploration, including exploratory dry holes	(205)	-	-	-	-	-	(205)
Selling, general and administrative expenses	(47)	(30)	(4)	(28)	(58)	-	(167)
Other operating expenses	(45)	1	3	3	(24)	-	(62)

Costs and expenses	(633)	(1,468)	(153)	(423)	(93)	528	(2,242)

Equity in results of non-consolidated companies	(4)	5	10	-	5	-	16
Other taxes	(1)	(1)	-	(1)	(9)	-	(12)
Other expenses, net	(1)	-	11	-	-	-	10

Income (loss) before income taxes and
minority interest	(55)	(3)	56	9	(89)	14	(68)

Income tax benefits (expense)	(23)	(6)	-	(1)	(6)	-	(36)

Minority interest in results of consolidated subsidiaries	(17)	(1)	(9)	(1)	(5)	-	(33)

Net income (loss) for the period	(95)	(10)	47	7	(100)	14	(137)

Expenditure related to the training of new Petrobras’ employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

17. Segment Information (Continued)

Capital expenditures incurred by segment for the three-month periods ended March 31, 2008 and 2007 are as follows:

	Three-month
	periods
	ended March 31,

	2008	2007

Exploration and Production	3,480	1,811
Supply	1,035	576
Gas and Energy	662	291
International
Exploration and Production	615	655
Supply	61	41
Distribution	2	8
Gas and Energy	2	1
Distribution	68	126
Corporate	172	165

	6,097	3,674

18. Hydrocarbons Law of Bolivia

As of May 1, 2006, Supreme Decree 28,701 came into force in Bolivia, which nationalized all natural hydrocarbon resources, obliging companies currently producing gas and oil to transfer ownership of the entire hydrocarbon production to YPFB.

On October 28, 2006, Petrobras Bolivia and its partners signed operating agreements with YPFB for the operations of the San Alberto, San Antonio, Rio Hondo and Ingre blocks, that are operated by Petrobras, which were registered and came into effect on May 02, 2007. These contracts establish that the revenues, royalties, shareholdings, IDH, transportation and compression will be absorbed by YPFB, reimbursing the production costs and investments made by the Company to the titleholder (Petrobras), and paying remuneration calculated in accordance with the variable participation table, specified in the contracts.

18. Hydrocarbons Law of Bolívia (Continued)

On June 25, 2007, a share purchase agreement for the shares of PBR was signed, transferring all the shares to YPFB for the amount of US$112 in 2 installments, which were settled on June 11, 2007 and August 13, 2007. The capital gain made by Petrobras in the sale of the shares of PBR was recorded in “Other expenses, net” in the amount of US$37, on December 31, 2007.

On August 31, 2007, saw the enactment of Law Nº 3,740 on Sustainable Development of the Hydrocarbons Sector, revoking the Impuesto a las Utilidades Extraordinarias por Extracción de Recursos Naturales no Renovables and enabling YPFB to participate in the revenues originated by the abovementioned operating contracts.

In addition, the contract stipulates that the net income calculated by PBR for the period from April 1, 2007 to June 25, 2007 is to be paid to the seller by May 31, 2008, a receivable has been recorded in the approximate amount of US$21.

Petrobras is currently in the process of closing down its distribution operations of oil and gas products in Bolivia.

On December 18, 2007, Petrobras and YPFB signed a joint announcement informing of new investments to increase natural gas production in Bolivia. The joint announcement also established the general lines for a series of projects to be carried out jointly, with the possibility of the incorporation of a Semi-Public Corporation. By means of another agreement, Petrobras and YPFB determined that for volumes delivered to the domestic market above 18% of the production derived from new projects, there will be a 50% price guarantee relative to the exports price. YPFB and Petrobras also reached an agreement regarding the formula for the payment for the liquids contained in the natural gas purchased by Petrobras through the GSA agreement, for an amount between US$100 and US$180 per year, pursuant to the Brasília Minutes of the Meeting in Brasilia on February 14, 2007, which will be paid by Petrobras from May 2007 onwards.

19. Review of Operating Agreements in Venezuela

In March, 2006, through its subsidiaries and affiliated companies in Venezuela, PESA executed with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP), Memoranda of Understanding (MOU) for the purpose of completing the migration of the operating partnerships to the form of mixed capital companies. The MOU establish that the interest held by the private partners in the mixed capital companies is 40%, with the Venezuelan government holding an interest of 60%. According to the terms of the MOU, CVP recognized divisible credits transferable to the private companies with an interest in the mixed capital companies, which shall not be charged interest and may be used as payment of the acquisition bonus for any new mixed capital company project, to develop oil exploration and production activities or to license the development of gas exploration and production operations in Venezuela. The credits assigned to PESA correspond to US$88.5, which were not booked in the accounting records.

The migration of the contracts produced economic effects as from April 01, 2006. In August 2006, the conversion contracts for Oritupano Leona, La Concepción, Acema and Mata had been executed and the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were formed, which each operate in the abovementioned areas, respectively.

According to the corporate and governance structure specified for the mixed capital companies, as from April 01, 2006, PESA no longer recorded the assets, liabilities and results referring to the aforesaid operations in consolidated statements, presenting them as corporate investments in associated companies appraised according to the equity method. Recovery of these investments is strongly tied to the volatility of oil prices, social, economic and regulatory conditions in Venezuela and, in particular, to shareholders’ interest in developing the oil reserves. Consequently a provision for loss on investments was made in the amount of US$61 in the year ended December 31, 2007.

20. Acquisitions

a) Ipiranga Group

On April 18, 2007, Ultrapar (the “Comissioner”), having Braskem S.A. and Petróleo Brasileiro S.A. - Petrobras (through a commission agreement) as intervening parties, acquired control of companies comprising Ipiranga Group for the amount of US$2,694 (R$5,486 million) to be disbursed in three installments. On April 18, 2007, Ultrapar, Petrobras and Braskem effected payment of the first installment, as established in the purchase and sale agreement signed on March 18, 2007, in the amount of US$1,017 (R$2,071 million) relative to the controlling shareholders portion of the Ipiranga Group, of which US$365 (R$743 million) was paid by Petrobras.

Under the agreement signed by Ultrapar, Braskem and Petrobras, Ultrapar took control over the fuel and lubricant distribution businesses in the South and SouthEast regions (“Southern Distribution Assets”), Petrobras will assume control over the fuel and lubricant distribution businesses in the North, North-East and Central-West regions (“Northern Distribution Assets”), and Braskem will obtain control over the petrochemical assets, represented by Ipiranga Química S.A.(IQ), Ipiranga Petroquímica S.A. (IPQ) and over this company’s interests in Companhia Petroquímica do Sul (Copesul), with Petrobras also holding an interest in the petrochemical assets. The oil refinery assets held by Refinaria de Petróleo Ipiranga S.A (RPI) are shared equally by Petrobras, Ultrapar and Braskem.

Ultrapar is responsible for the corporate reorganization of the companies acquired in order to segregate the assets set aside for each company.

The transaction was submitted to the approval of Brazilian antitrust authorities (the Council for Economic Defense (CADE), the Office of Economic Law (SDE), the Economic Monitoring Agency (SEAE)).

A CADE document entitled “Agreement to Preserve Reversibility of Transaction (APRO)” allowed Petrobras to select a manager and negotiate the implementation of a governance policy that ensures the preservation of the assets and the rights of the minority shareholders. With the APRO, the management of the distribution assets purchased by Petrobras becomes separate from the management of the assets purchased by Ultrapar. The APRO will be in force until CADE approves the acquisition of the Northern Distribution Assets by Petrobras.

20. Acquisitions (Continued)

a) Ipiranga Group (Continued)

With regard to the petrochemical businesses, on May 18, 2007, Petrobras and Braskem filed a request to register a Tag-Along PO of IPQ, allowing private parties to purchase shares held by the minority shareholders as at June 28, 2007. The value of the transaction was US$60 (R$118 million). On July 04, 2007, the CVM granted the application to waive this PO and, on July 18, 2007, IPQ’s registration as a quoted company was cancelled.

On February 27, 2008, in fulfillment of the Investment Agreement signed on March 18, 2007, Ultrapar transferred an interest of 40% of the shares comprising the share capital of Ipiranga Química S.A. to Petrobras.

The CVM granted the registration of the PO to close the capital of Copesul on August 10, 2007, and the auction to purchase common shares of Copesul was held on October 05, 2007. The value of the operation was US$731 (R$1,294 million).

On March 28, 2008, the Extraordinary General Meeting of Petroquisa approved the share capital increase of Petroquisa, subscribed and paid up by Petrobras, through the contribution of its interest of 40% of the total share capital of Ipiranga Química S.A.

In October and November of 2007, there were Public Offerings (PO) of the minority shareholders’ of RPI, DPPI and CBPI. Petrobras paid out US$119 (R$211 million) for those acquisitions.

The RPI, DPPI, CBPI and Ultrapar Extraordinary General Meetings held on December 18, 2007, decided in favor of the Incorporation of Shares and the Ipiranga Group preferred shareholders received shares of Ultrapar in accordance with the pre-established ratio of exchange.

The operation to acquire the Ipiranga Group is in the final stage, in which Ultrapar finalizing the process of corporate reorganization of the companies of the Ipiranga Group, with the objective to enable the separation and transfer of the Petrochemical Assets, Northern Distribution Assets, Southern Distribution Assets and Refinery Assets, in accordance with that agreed by the parties.

20. Acquisitions (Continued)

a) Ipiranga Group (Continued)

As such, the spinoff of Companhia Brasileira de Petróleo Ipiranga - C.B.P.I. took effect on April 30, 2008 and, consequently, Alvo Distribuidora de Combustíveis Ltda and Ipiranga Asfaltos S.A. - IASA began operating independently from that company.

After this corporate reorganization, Petrobras will receive the company created solely to receive the Northern Distribution Assets (Alvo Distribuidora de Combustíveis Ltda.), Ipiranga Asfaltos - IASA, and each one of the companies (Petrobras, Ultrapar and Braskem) will also receive 1/3 of the refinery assets.

These transfers, which characterize the completion of the operation, foresee a disbursement by Petrobras estimated in US$398 (R$706 million).

Petrobras has not consolidated the “Northern Distribution Assets“ in its financial statements, as the APRO’s agreement signed with CADE restricts the control over such assets, including obtaining formal approval for certain administrative, sales and operational decisions.

The purchase price of the Northern Distribution Assets has been allocated US$52, net of tax, to property, plant and equipment and US$229 to goodwill.

The purchase price of the petrochemical assets has been allocated US$154, net of tax, to property, plant and equipment and US$194 to goodwill.

The excess of allocation made to property, plant and equipment will be amortized over their remaining useful life.

In the current phase, with the incorporation of these shares, in the fuel distribution businesses, Petrobras now has the right to receive from Ultrapar 100% of the Northern Distribution Assets (including IASA).

The equity adjustment was determined on the basis of the Balance Sheet of the Northern Distribution Assets as at January 31, 2008, as established by the APRO (60 day gap).

20. Acquisitions (Continued)

a) Ipiranga Group (Continued)

In the refinery businesses, in the current phase with the incorporation of the shares, Petrobras now has the right to receive from Ultrapar 33,33% of RPI, recorded according to equity method.

a.1) Braskem Investment Agreement

On November 30, 2007, an investment agreement was signed between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, by which it was agreed that the petrochemical assets held by Petrobras and Petroquisa would be integrated in Braskem. With the integration of these assets, occurred on May 15, 2008, the joint interest of Petrobras and Petroquisa in the voting capital of Braskem will increase from 8.1% to 30% and, in the total share capital, from 6.8% to 25%.

The petrochemical assets that will be contributed by Petrobras and Petroquisa in Braskem are: (i) 37.30% of the voting and total capital of Copesul; (ii) 40% of the voting capital and total capital of IPQ; (iii) 40% of the voting and total capital of IQ; (iv) 100% of the voting and total capital of Petroquímica Triunfo (Triunfo); and (v) 40% of the voting and total capital of Petroquímica Paulínia (PPSA).

Petrobras and Petroquisa will have the option to make a capital contribution in Braskem up to 100% of the voting and total capital of Triunfo. If this event does not occur, Petrobras and Petroquisa may contribute by the amount in cash related to the economic value of the assets.

Petrobras, Petroquisa, Odebrecht and Norquisa, with Braskem as the intermediary, have already agreed the terms of the new shareholder’s agreement for Braskem shareholders, which will be signed at the same time as the agreement on the integration of the petrochemical assets, which will be effected at Extraordinary General Meetings held by Braskem, IQ, IPQ, Copesul, PPSA and Triunfo, call specifically for this purpose, within up to 6 (six) months as counted from November 30, 2007.

20. Acquisitions (Continued)

a) Ipiranga Group (Continued)

a.1) Braskem Investment Agreement (Continued)

The transaction was presented to the Brazilian antitrust authorities ((Administrative Board for Economic Defense (CADE), Office of Economic Law (SDE), Secretary for Economic Monitoring (SEAE)), within the timeframes and in accordance with the procedures specified in legislation in force.

b) Acquisition of Suzano Petroquímica S.A.

On November 30, 2007, Petrobras acquired 76.57% of the total shares of Suzano Petroquímica S.A, including 99.9% of the total common shares, for the amount of US$1,186 (US$7.49 per common share and US$5.99 per preferred share). The purchase price has been allocated US$72, net of tax to property, plant and equipment and US$5, net of tax, to inventories and the remaining US$602 to goodwill.

The allocation made to property, plant and equipment will be amortized over its remaining useful life and the allocation to inventories has been fully amortized given the turn over.

On the same date, Petrobras and Unipar entered into an Investment Agreement, in order to create CPS-Companhia Petroquímica do Sudeste encompassing the shares of Suzano Petroquímica S.A and certain interest ownerships owned by Unipar. At the end of the structuring process, Petrobras will hold 40% of interest in CPS and Unipar 60%.

The Investment Agreement granted Unipar, during the structuring process of CPS, certain veto rights that preclude Petrobras to govern the financial and operating policies of the Suzano Petroquímica S.A.. The rights include rights to veto operating policies, expense budgets, financing and investment plans, management compensation and termination and distribution of dividends. Taking into consideration the lack of controlling power of Petrobras during the structuring process, Suzano Petroquímica S.A was accounted for by the equity method.

20. Acquisitions (Continued)

b) Acquisition of Suzano Petroquímica S.A. (Continued)

The transaction was presented to the Brazilian antitrust authorities (Administrative Board for Economic Defense (CADE), Office of Economic Law (SDE), Secretary for Economic Monitoring (SEAE)) within the timeframes and in accordance with the procedures specified in legislation in force.

b.1) Investment Agreement with Unipar

The Investment Agreement between Unipar and Petrobras defined, among other matters, the creation of an integrated company into which they plan to integrate their assets for the production of thermoplastic resins, basic petrochemicals and correlated activities, in order to attain a scale of production and high level of competitiveness on the world market.

The petrochemical assets that will be contributed by the Petrobras Companies are: (i) 99.9% of the voting capital and 76.57% of the total capital of Suzano Petroquímica S.A. (SZPQ), acquired on November 30, 2007; and (ii) 17.48% of the voting capital and 17.44% of the total capital held by Petroquisa in Petroquímica União S.A. (PQU).

The assets that will be contributed by Unipar are: (i) 33.3% of the voting capital and total capital of Rio Polímeros S.A. (Riopol); (ii) 54.96% of the voting capital and 51.35% of the total capital of PQU; (iii) 99.99% of the voting and total capital of Polietilenos União S.A (PU); (iv) all the assets, rights and obligations relating to the operation of Unipar Divisão Química (UDQ); and (v) the amount in cash of US$217, which corresponds to the value of the price to be paid for: (a) 16.67% interest in the total share capital held by Petroquisa in Riopol; and 15.98% of SZPQ’s interest in Riopol, for the understood and agreed price of US$0.5232 per share.

The transaction was presented to the Brazilian antitrust authorities (Administrative Board for Economic Defense - CADE, Office of Economic Law - SDE and Secretary for Economic Monitoring - SEAE).

20. Acquisitions (Continued)

b.1) Investment Agreement with Unipar (Continued)

On January 07, 2008, as part of the agreement between Petrobras and Unipar, the Board of Directors of Suzano Petroquímica S.A. (SZPQ), approved the sale of shares in Rio Polímeros S.A. (“Riopol”), corresponding to 24.31% of the share capital, maintaining a 9.02% interest in the share capital. The right of preference for these shares, foreseen in the shareholders’ agreement, was exercised in part and not proportionately: 15.98% of the share capital was acquired by Unipar, 8.33% by BNDES Participações and none of the shares held by the Company were purchased by Petroquisa.

These shares will be sold for the amount of US$162, based on the valuation made by Banco ABN AMRO Real S.A. and stated in the reportable event jointly released by Petrobras and Unipar on November 30, 2007. The totality of the shares of Riopol was valued as US$665.

c) New International Projects

On November 09, 2007, Petrobras signed a share purchase agreement to buy 87.5% of the shares of the Japanese company Nansei Sekiyu Kabushiki Kaisha (NSS) from TonenGeneral Sekiyu Kabushiki Kaisha (TGSK), a subsidiary of ExxonMobil for an amount of approximately US$50. The acquisition includes a refinery with a capacity of 100,000 bpd, which refines light oil and produces high quality oil products. It also comprises an oil and oil products terminal with a storage capacity of 9.6 million barrels, three piers with a capacity to receive ships laden with up to 97,000 deadweight tonnage (dwt) and a single point mooring for Very Large Crude Carriers (VLCC) of up to 280,000 dwt. Due to immateriality, proforma information has not been presented.

The transfer of the share control took place in April 2008.

21. Subsequent Events

Credit facility agreement to finance exports

On April 04 and 11, 2008, Petrobras contracted a credit facility of US$229 and US$915 with the Banco do Brasil. The transaction was ensured by an Export Credit Note - NCE, the sole purpose of which is to increase Petrobras’ exports of oil and derivatives and was negotiated with the following terms:

Term: 1 year, with interest payable every 6 months and settlement of the principal at the end of the term;

Interest rate: 102% of the CDI + Flat Fee of 0.06%, six-monthly, in advance;

Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

Exemption of IOF tax on presentation of proof of the export operations; and

Waiver of guarantees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.